Exhibit 99.3

Using a black ink pen, mark your votes with an X as shown in this example.
Please do not write outside the designated areas.

2023 Annual and Extraordinary General Meeting Proxy Card

 IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

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A	The Board of Directors recommends a vote FOR Proposals 2 to 9

					For	Against	Abstain

1. Presentation of the management reports of the board of directors of the Company (the “Board of Directors”) and the reports of the independent auditor (réviseur d’entreprises agréé) on the Company’s annual financial statements and on the consolidated financial statements of the Alvotech group for the financial year ended 31 December 2022.

				2. Approval of the Company’s annual financial statements for the financial year ended 31 December 2022.	☐	☐	☐

	For	Against	Abstain
3. Approval of the consolidated financial statements of the Alvotech group for the financial year ended 31 December 2022.	☐	☐	☐	4. Acknowledgement of the loss of the Company for the financial year ended 31 December 2022 and allocation of result.	☐	☐	☐

5. Granting of discharge (quitus) to (a) Mr. Róbert Wessman, (b) Ms. Ann Merchant, (c) Ms. Lisa Graver, (d) Ms. Linda McGoldrick, (e) Mr. Richard Davies, (f) Mr. Tomas Ekman, (g) Mr. Faysal Kalmoua and (h) Mr. Arni Hardarson for the exercise of their respective mandate as member of the board of directors of the Company during the financial year ended 31 December 2022.

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6. Renewal of the mandate of Deloitte Audit as independent auditor (réviseur d’entreprises agréé) of the Company in relation to the Company’s annual financial statements and the consolidated financial statements of the Alvotech group for the financial year ending on 31 December 2023 until the annual general meeting of the Company approving such financial statements.

					☐	☐	☐

7. Presentation of and advisory vote on the remuneration policy for the Company applicable as from 6 June 2023.	☐	☐	☐	8. Approval of the remuneration of the board of directors of the Company.	☐	☐	☐

9. Amendment and restatement of the articles of association of the Company in the form published on the website of the Company at https://investors.alvotech.com/corporate- governance/annual-general-meeting-2023 under the title “Proposed Amended and Restated Articles”.

	☐	☐	☐

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03TLEC

 IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

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Proxy – Alvotech

Notice of 2023 Annual and Extraordinary General Meeting of Shareholders

Proxy Solicited by the Board of Directors for the 2023 Annual and Extraordinary General Meeting – June 6, 2023

Mr. Robert Wessman, Ms. Tanya Zharov and Mr. Alexander Olliges, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares held of record by the undersigned as of May 23, 2023 at 6:00pm New York Time, with all the powers which the undersigned would possess if personally present, at the Annual and Extraordinary General Meeting of Shareholders of Alvotech to be held on June 6, 2023, at 9:00am Central European Summer Time or at any postponement or adjournment thereof. Any disputes arising out of or in connection with this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg.

Shares represented by this proxy will be voted by the shareholder. Any omission, unclearly expressed or contradictory choice in one or more of the various voting instruction options provided above will be considered as an instruction to ABSTAIN from voting in respect of the proposed resolution of the respective meeting.

(Items to be voted appear on reverse side)

B	Authorized Signatures – This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.

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